September 11, 2007

Mail Stop 6010

Corporation Service Company
As Agent for TopSpin Medical, Inc.
2711 Centerville Road, Suite 400
Wilmington, DE 19808

> **Re:** **TopSpin Medical, Inc.**
> **Registration Statement on Form SB-2**
> **Amended September 11, 2007**
> **File No. 333-144472**

Dear Sir/Madam:

We have limited our review of your filing to those issues we have addressed in our comments. We are not taking a position at this time regarding the accuracy of the analysis or conclusions in your response to prior comment 3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 if you have any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Robert B. Murphy, Esq.